EXHIBIT 77E: Legal Proceedings

On May 18, 2007, plaintiff Laurence D. Paskowitz filed a purported class action lawsuit in the United States District Court for the District of Colorado against the Fund and its directors, investment advisers and portfolio manager alleging violations of various federal and state securities laws.  On July 6, 2007 the lawsuit was dismissed by the Court with prejudice. The plaintiff in the lawsuit withdrew the complaint, promising not to pursue further claims against the Fund, its directors, investment advisers, and/or portfolio manager.  There were no settlement payments involved in the withdrawal of the lawsuit and the parties assumed their respective legal fees, subject to any applicable insurance reimbursement to the Fund and the other defendants.

A copy of the Order is attached.